UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-6814

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U.S. Energy Corp.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4643 S. Ulster Street, Suite 970

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80237

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, within the prescribed time period because the Registrant has not been able to obtain and assimilate all information required to complete its accounting for the quarter. Accordingly, the Registrant has not been able to complete its financial statements and other required disclosures to its Form 10-Q.

PART IV— OTHER INFORMATION

(1)            Name and telephone number of person to contact in regard to this notification

David A. Veltri	303	993-3200
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

The Registrant expects to report revenues for the quarter ended September 30, 2016 of approximately $2.0 million as compared to $2.6 million for the quarter ended September 30, 2015, a decrease of $0.6 million. This reduction in revenue was attributable to a 13% decrease in the Company’s BOE production quantities and an 18% decrease in the average price per BOE realized during the three months ended September 30, 2016. The Registrant expects to report a net loss for the quarter ended September 30, 2016 of approximately $0.3 million as compared to a net loss of $23.7 million for the quarter ended September 30, 2015, a reduction of $23.4 million. This reduction in the Company’s net loss was primarily attributable to a $21.4 million reduction in oil and gas property impairment as the Company did not have a Full Cost Ceiling write-down for the quarter ended September 30, 2016.

The foregoing statements are based on the Company’s current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ. The risks include, but are not limited to, unexpected changes arising from the completion of quarterly review procedures by the Company’s independent auditors.

U.S. Energy Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2016	By	/s/ David A. Veltri
David A. Veltri
Chief Executive Officer and Director